Exhibit 99.4

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001, 11/01/10

Name of Entity	ABN/ARSN
SIMS METAL MANAGEMENT LIMITED	69 114 838 630

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back

On-market share buy-back

2	Date Appendix 3C was given to ASX

7 October 2011

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3 Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,756,348	10,000

4 Total consideration paid or payable for the shares/units	$45,182,344.00	$95,624.00

+	See chapter 19 for defined terms.

1/11/2010	Appendix 3E Page 1

Appendix 3E

Daily share buy-back notice

	Before previous day		Previous day
5 If buy-back is an on-market buy-back	highest price paid:	13.9550	highest price paid:	$9.6350

	lowest price paid:	8.6250	lowest price paid:	$9.4900

			highest price allowed under rule 7.33:	$10.6491

Participation by directors

6	Deleted 30/9/2001.

How many shares/units may still be bought back?

7	If the company/trust has disclosed an intention to buy back a maximum number of shares/units – the remaining number of shares/units to be bought back

16,837,523

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:	27/9/12
(Company secretary)
Print name:	Frank Moratti

+	See chapter 19 for defined terms.

Appendix 3E Page 2	1/11/2010